                           OFFICE OF THRIFT SUPERVISION
                             Washington, D.C.  20549

                                   FORM 10-QSB

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the quarterly period ended June 30, 1996
                                        OR

[]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________________________ to ________________________

                    Commission file number:  OTS docket # 2891

                          FIRST SAVINGS BANK, F.S.B.
--------------------------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)

    Office of Thrift Supervision                          85-0028945
---------------------------------------------    -------------------------------
    (State or other jurisdiction                       (I.R.S.  Employer
  of incorporation or organization)                    Identification No.)

   801 Pile Street, Clovis, New Mexico                        88101
--------------------------------------------------------------------------------
 (Address of principal executive offices)                  (Zip Code)

Registrant's telephone number, including area code:      (505) 762-4417
                                                    ----------------------------


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X     No
    ---       ---

                732,198 Shares of Capital Stock $1.00 par value
                      Outstanding as of August 13, 1996

                          FIRST SAVINGS BANK, F.S.B.

                                     INDEX

PART I - FINANCIAL INFORMATION

     Item 1 - Financial Statements

          Unaudited Consolidated Statements of Financial Condition ........... 3

          Unaudited Consolidated Statements of Operations .................... 4

          Unaudited Consolidated Statements of Changes in
          Stockholders' Equity ............................................... 5

          Unaudited Consolidated Statements of Cash Flows .................... 6

          Notes to Consolidated Financial Statements (Unaudited) ........ 7 - 12

     Item 2 - Managements' Discussion and Analysis of Financial Condition
     and Results of Operations ......................................... 13 - 16

PART II - OTHER INFORMATION

     Item 4 - Submission of Matters to a Vote of Security Holders ........... 17

     Item 6 - Exhibits and Reports on Form 8-K .............................. 17

SIGNATURES .................................................................. 18

                         PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

The following consolidated financial statements include all adjustments which in the opinion of management are necessary in order to make such financial statements not misleading.

First Savings Bank, F.S.B.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                     JUNE 30,    December 31,
                                                       1996          1995
                                                     --------     ----------
ASSETS

Cash and cash equivalents                         $  3,146,024    $  6,752,606
Certificates of deposit                                965,997         476,425
Investment securities available-for-sale
  (aggregate cost of $26,899,729 and $33,294,495)   26,577,922      33,090,085
Investment securities held-to-maturity
  (aggregate fair value of $37,093,620 and
  $36,025,403)                                      38,331,574      36,404,135
Loans held-for-sale
  (aggregate fair value of $637,398 and $874,512)      626,761         861,454
Loans receivable                                    37,634,018      34,331,988
Interest receivable                                    730,353         692,771
Real estate owned                                       70,500         113,820
FHLB stock                                           1,527,134       1,483,434
Premises and equipment                               1,949,123       1,984,860
Servicing rights                                       354,684         359,854
Other assets                                           522,005         414,867
                                                  ------------    ------------
TOTAL ASSETS                                      $112,436,095    $116,966,299
                                                  ------------    ------------
                                                  ------------    ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deposits                                          $106,261,189    $110,633,124
Accrued interest and other liabilities                 288,708         401,641
Advance payments by borrowers for taxes and
  insurance                                            335,313         311,157
                                                  ------------    ------------
TOTAL LIABILITIES                                  106,885,210     111,345,922
                                                  ------------    ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, $1 par value, authorized -
  6,000,000 shares, issued - 695,698 shares            695,698         695,698
Capital in excess of par value                       6,137,701       6,137,701
Accumulated deficit                                   (960,707)     (1,008,612)
Unrealized loss on securities available-for-sale,
  net                                                 (321,807)       (204,410)
                                                  ------------    ------------
TOTAL STOCKHOLDERS' EQUITY                           5,550,885       5,620,377
                                                  ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $112,436,095    $116,966,299
                                                  ------------    ------------
                                                  ------------    ------------


SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

First Savings Bank, F.S.B.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                 THREE MONTH PERIODS ENDED   SIX MONTH PERIODS ENDED
                                          JUNE 30,                   JUNE 30,
                                    1996         1995          1996           1995
                                    ----         ----          ----           ----
Interest income:
  Loans                         $  823,829   $  849,823    $ 1,608,531    $ 1,668,450
  U.S. government
   agency and other
   securities                      110,050      136,001        194,067        267,379
  Mortgage-backed securities       898,876    1,034,616      1,826,362      2,092,704
  Other interest income             55,603       34,015        160,330         76,468
                                ----------   ----------    -----------    -----------
     Total interest income       1,888,358    2,054,455      3,789,290      4,105,001
                                ----------   ----------    -----------    -----------

Interest expense:
  Deposits                       1,190,905    1,362,795      2,468,428      2,635,753
  FHLB advances                    --            19,044          --            73,394
                                ----------   ----------    -----------    -----------
     Total interest expense      1,190,905    1,381,839      2,468,428      2,709,147
                                ----------   ----------    -----------    -----------

Net interest income before
  provision for credit losses      697,453      672,616      1,320,862      1,395,854
Provision for credit losses
  charged (credited)                26,037         --         ( 35,742)         --
                                ----------   ----------    -----------    -----------
     Net interest income after
        provision for credit
        losses                     671,416      672,616      1,356,604      1,395,854
                                ----------   ----------    -----------    -----------

Non-interest income:
  Loan servicing and other fees     84,098       89,011        171,647        192,455
  Gains on loans held-for-sale      27,762       24,513         64,009         45,735
  Other                             78,226       95,506        153,234        182,803
                                ----------   ----------    -----------    -----------
     Total non-interest income     190,086      209,030        388,890        420,993
                                ----------   ----------    -----------    -----------

Non-interest expenses:
  Compensation and employee
    benefits                       397,898      374,447        787,752        780,139
  Occupancy                         83,952       87,744        169,236        178,005
  Federal insurance                 96,380      100,961        195,108        201,923
  Advertising                        5,503        5,679          9,372         13,309
  Real estate operations, net        1,557       15,803         37,656         16,379
  Professional fees                 54,183       98,401         85,942        160,278
  Other                            197,579      196,340        412,523        399,234
                                ----------   ----------    -----------    -----------
     Total non-interest expenses   837,052      879,375      1,697,589      1,749,267
                                ----------   ----------    -----------    -----------

Net income                      $   24,450   $    2,271    $    47,905    $    67,580
                                ----------   ----------    -----------    -----------
                                ----------   ----------    -----------    -----------

Earnings per share              $      .04   $      .00    $       .07    $       .10
                                ----------   ----------    -----------    -----------
                                ----------   ----------    -----------    -----------

Weighted average shares
  outstanding                      695,698      695,698       695,698         695,698
                                ----------   ----------    -----------    -----------
                                ----------   ----------    -----------    -----------

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

First Savings Bank, F.S.B.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                                Unrealized
                                Number                                           Loss on
                                  of      Common    Capital in                  Securities
                                Common     Stock    Excess of   Accumulated   Available-for-
                                Shares    Amount    Par Value     Deficit       Sale, Net       Total
                                ------    ------    ---------   -----------   --------------    -----
Balance at December 31, 1995    695,698  $695,698   $6,137,701  $(1,008,612)    $(204,410)   $5,620,377

NET INCOME                         --       --          --           47,905         --           47,905

CHANGE IN UNREALIZED
     LOSS ON SECURITIES
     AVAILABLE-FOR-SALE,
     NET                           --       --          --             --        (117,397)     (117,397)
                                -------  --------   ----------   -----------    ----------    ----------
BALANCE AT JUNE 30, 1996        695,698  $695,698   $6,137,701   $ (960,707)    $(321,807)    $5,550,885
                                -------  --------   ----------   -----------    ----------    ----------
                                -------  --------   ----------   -----------    ----------    ----------

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

First Savings Bank, F.S.B.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   SIX MONTH PERIODS ENDED
                                                           JUNE 30,
                                                   -----------------------
                                                    1996             1995
                                                   ------           ------
Cash flows from operating activities:
  Net Income                                    $    47,905     $    67,580
  Adjustments to reconcile net income to
   cash used by operations:
      Depreciation                                   66,042          65,038
      Provision for credit losses credited          (35,742)           --
      Amortization of premiums on investment
       securities                                   119,233          93,399
      Gain on sale of loans                         (64,009)        (45,735)
      Proceeds from loan sales                    4,288,005       3,054,444
      Originations of loans
       held-for-sale                             (5,897,241)     (6,851,263)
      (Gain) loss on sale of REO                      1,469         (13,105)
      Gain on sale of assets                          --             (1,095)
      Net (increase) decrease in accrued
       income and other assets                      (37,582)         25,126
      (Increase) decrease in accrued interest
       and other liabilities                       (112,933)         58,699
      Increase in other assets                     (128,286)       (125,961)
                                                -----------     -----------
         Net cash used by operating activities   (1,753,139)     (3,672,873)
                                                -----------     -----------

Cash flows from investing activities:
  Proceeds from maturities and principal
   repayments of available-for-sale securities    6,332,160         124,586
  Purchases of held-to-maturity securities       (5,000,000)          --
  Proceeds from maturities and principal
   repayments of held-to-maturity securities      3,015,934       3,697,533
  Net decrease (increase) in certificates of
   deposit                                         (489,572)        195,008
  Net decrease (increase) in loans               (1,358,350)      3,263,407
  Proceeds from sales of real estate                 24,469          87,474
  Net purchases of premises and equipment
   and other assets                                 (30,305)        (28,593)
                                                -----------     -----------
         Net cash provided by investing
          activities                              2,494,336       7,339,415
                                                -----------     -----------

Cash flows from financing activities:
  Net increase (decrease) in deposits            (4,371,935)      2,065,175
  Net change in FHLB advances                          --        (6,400,000)
  Net increase in advance payments by
   borrowers for taxes and insurance                 24,156         205,637
                                                -----------     -----------
         Net cash used by financing
          activities                             (4,347,779)     (4,129,188)
                                                -----------     -----------

Decrease in cash and cash equivalents            (3,606,582)       (462,646)

Cash and cash equivalents at beginning
 of period                                        6,752,606       3,048,974
                                                -----------     -----------

Cash and cash equivalents at end of period      $ 3,146,024     $ 2,586,328
                                                -----------     -----------
                                                -----------     -----------

Supplemental disclosures of cash flow
 information:
  Cash paid during the year for:
      Interest                                  $ 2,533,108     $ 2,561,527
      Income Taxes                                      100          --
  Supplemental disclosure of non-cash
   investing activities
      Real estate acquired in settlement
       of loans                                      --              60,685
      Loans to facilitate the sale of
       real estate owned                             21,000          80,150

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 1996
-------------------------------------------------------------------------------
NOTE A - BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying unaudited consolidated financial statements include the accounts of First Savings Bank, F.S.B. and its wholly-owned subsidiary, First Equity Development Corporation. Collectively, First Savings Bank and First Equity Development Corporation are referred to herein as the Bank. The financial statements have been prepared in accordance with the instructions to Form 10-QSB and do not include all disclosures required by generally accepted accounting principles for complete financial statements. Certain information required by generally accepted accounting principles has been condensed or omitted pursuant to such regulations. All significant intercompany transactions and balances have been eliminated.

The unaudited consolidated financial statements include all adjustments (consisting only of normal recurring accruals) which Management considers necessary for a fair presentation of results for those interim periods. The results for the six-month periods ended June 30, 1996 and 1995 are not necessarily indicative of the results for the entire year.

The unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements of the Bank for the year ended December 31, 1995.

Certain reclassifications have been made to the 1995 consolidated financial statements in order for them to conform with the 1996 presentation.

-------------------------------------------------------------------------------
NOTE B - INVESTMENT SECURITIES AVAILABLE-FOR-SALE

A summary of investment securities available-for-sale is as follows:

                                                          JUNE 30, 1996
                                         ----------------------------------------------
                                           AMORTIZED      FAIR         GROSS UNREALIZED
                                              COST        VALUE        GAINS     LOSSES
                                           ---------      -----        -----     ------
MORTGAGE-BACKED SECURITIES:
  GNMA ADJUSTABLE RATE                   $25,899,729   $25,572,939    $   189   $326,979
OBLIGATION OF U.S.
  GOVERNMENT AGENCIES                      1,000,000     1,004,983      4,983      --
                                         -----------   -----------    -------   --------

                                         $26,899,729   $26,577,922    $ 5,172   $326,979
                                         -----------   -----------    -------   --------
                                         -----------   -----------    -------   --------

                                                            December 31, 1995
                                         -----------------------------------------------
                                           Amortized      Fair         Gross Unrealized
                                              Cost        Value        Gains     Losses
                                           ---------      -----        -----     ------
Mortgage-backed securities:
  GNMA adjustable rate                   $28,295,654   $28,095,981    $30,691   $230,364
Obligation of U.S.
  government agencies                      4,998,841     4,994,104     10,000     14,737
                                         -----------   -----------    -------   --------
                                         $33,294,495   $33,090,085    $40,691   $245,101
                                         -----------   -----------    -------   --------
                                         -----------   -----------    -------   --------

NOTE C - INVESTMENT SECURITIES HELD-TO-MATURITY

A summary of investment securities held-to-maturity is as follows:

                                                          JUNE 30, 1996
                                         ----------------------------------------------
                                           AMORTIZED      FAIR         GROSS UNREALIZED
                                              COST        VALUE        GAINS     LOSSES
                                           ---------      -----        -----     ------
MORTGAGE-BACKED SECURITIES:
  FNMA PARTICIPATION CERTIFICATES       $ 5,790,593   $ 5,516,266    $   --    $  274,327
  FHLMC PARTICIPATION CERTIFICATES       25,370,776    24,476,585       2,132     896,323
  FHLMC ADJUSTABLE RATE                   2,163,502     2,095,319        --        68,183
OBLIGATION OF U.S. GOVERNMENT             5,006,703     5,005,450        --         1,253
                                        -----------   -----------    --------   ---------
                                        $38,331,574   $37,093,620    $  2,132  $1,240,086
                                        -----------   -----------    --------   ---------
                                        -----------   -----------    --------   ---------


                                                        December 31, 1995
                                         ----------------------------------------------
                                           Amortized      Fair         Gross Unrealized
                                              Cost        Value        Gains     Losses
                                           ---------      -----        -----     ------
Mortgage-backed securities:
  FNMA participation certificates       $ 6,225,192   $ 6,106,781    $   --     $ 118,411
  FHLMC participation certificates       27,872,939    27,648,060      43,254     268,133
  FHLMC adjustable-rate                   2,306,004     2,270,562        --        35,442
                                        -----------   -----------    --------   ---------
                                        $36,404,135   $36,025,403    $ 43,254   $ 421,986
                                        -----------   -----------    --------   ---------
                                        -----------   -----------    --------   ---------

-------------------------------------------------------------------------------
NOTE D - LOANS HELD-FOR-SALE

Loans held-for-sale are identified at the time the loan is originated, and recorded at the lower of amortized cost or fair value with only net unrealized losses included in the consolidated statements of operations.

                                                          JUNE 30, 1996
                                         ----------------------------------------------
                                           AMORTIZED      FAIR         GROSS UNREALIZED
                                              COST        VALUE        GAINS     LOSSES
                                           ---------      -----        -----     ------
LOANS ON RESIDENTIAL ONE TO FOUR UNITS:
     CONVENTIONAL REAL ESTATE LOANS        $  90,725   $  92,323     $  1,598     $ --

     INSURED OR GUARANTEED REAL
       ESTATE LOANS                          536,036     545,075        9,039       --
                                            --------   ---------     --------     -----
                                           $ 626,761   $ 637,398     $ 10,637     $ --
                                            --------   ---------     --------     -----
                                            --------   ---------     --------     -----


                                                        December 31, 1995
                                         ----------------------------------------------
                                           Amortized      Fair         Gross Unrealized
                                              Cost        Value        Gains     Losses
                                           ---------      -----        -----     ------
Loans on residential one to four units:
     Conventional real estate loans        $ 395,250   $ 400,287     $  5,037     $ --

     Insured or guaranteed real
       estate loans                          466,204     474,225        8,021       --
                                            --------   ---------     --------     -----
                                           $ 861,454   $ 874,512     $ 13,058     $ --
                                            --------   ---------     --------     -----
                                            --------   ---------     --------     -----

-------------------------------------------------------------------------------
NOTE E - LOANS RECEIVABLE

Loans receivable consisted of the following:

                                               JUNE 30,      December 31,
                                               --------      ------------
                                                 1996            1995
                                                 ----            ----
First mortgage loans:
   Conventional                              $26,332,313     $25,110,648
   FHA insured and VA guaranteed               4,270,232       4,059,531
Consumer and installment loans                 6,541,555       4,612,586
Consumer timeshare loans                         329,105         560,320
Construction loans                             1,741,250       1,059,954
Other                                            448,475         552,822
                                             -----------     -----------
                                              39,662,930      35,955,861


Less:
   Loans in process                            1,316,925         862,760
   Deferred loan fees                            194,398         187,090
   Unearned discounts                             73,655          78,169
   Allowance for credit losses                   388,749         427,889
   Deferred income                                55,185          67,965
                                             -----------     -----------
                                             $37,634,018     $34,331,988
                                             -----------     -----------
                                             -----------     -----------


Changes in the allowance for credit losses are as follows:

                                           SIX MONTHS ENDED      Year Ended
                                            JUNE 30, 1996     December 31, 1995
                                           ----------------   -----------------
Balance at beginning of year                   $427,889           $460,923
Provision credited to operations                (35,742)           (15,000)
Charge-offs                                      (6,555)           (20,878)
Recoveries                                        3,157              2,844
                                               ---------          ---------
Balance at end of period                       $388,749           $427,889
                                               ---------          ---------
                                               ---------          ---------

-------------------------------------------------------------------------------
NOTE F  - NON-PERFORMING ASSETS

The composition of the Bank's portfolio of non-performing assets is shown in the following table.

                                         JUNE 30, 1996        December 31, 1995
                                         -------------        -----------------
                                                     (in thousands)
Non-accrual loans (1)                       $   27                  $   --
Past due 90 days or more and still
 accruing                                     --                        --
Renegotiated loans (2)                       1,573                   1,573
Real estate owned (3)                           71                     114
                                            ------                  ------
Total non-performing assets                 $1,671                  $1,687
                                            ------                  ------
                                            ------                  ------

Ratio of non-performing assets to
 total assets                                 1.49%                   1.44%
                                            ------                  ------
                                            ------                  ------

(1) Generally refers to loans that are contractually delinquent (i.e., payments were due and unpaid for more than 90 days).

(2) Renegotiated loans are those for which the interest rate or other terms were renegotiated because of the inability of borrowers to service the obligation under the original terms of the agreements and loans to facilitate the sale of real estate.

(3) Refers to real estate acquired by the Bank through foreclosure or voluntary deed.



NOTE G - SUBSEQUENT EVENTS

On July 26, 1996, the Board of Directors granted the remaining 12,809 shares available under the 1986 Stock Option and Incentive Plan to various members of management at $5.50 per share exercisable before December 31, 1998. The Bank's chief executive was granted 5,000 shares of the option grant.

Further, as of August 7, 1996, stock options of 36,500 shares granted in 1995 were exercised. The Bank's chief executive officer exercised his 17,000 share option at the exercise price granted at $5.25 per share.

In August 1996, the Bank will open its loan production office in Rio Rancho, New Mexico at 4061 Ridgerock Road Suite C. This location will allow for a geographic expansion to the state's major metropolitan area with offerings of mortgage, consumer and small business loans.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

Total assets decreased by $4,530,204 or 3.87% from December 31, 1995 to June 30, 1996 and total liabilities decreased by $4,460,712 or 3.95% during the same six month period. The reduction in total assets and total liabilities was primarily due to a decrease in deposits of approximately $4.4 million which was funded by a reduction in cash and cash equivalents of $3.6 million during the period. The reduction in deposits is due to an effort by the Bank to change the product mix of deposits offered to its customers.

 Investment securities available-for-sale decreased by $6,512,163 or 19.68% from December 31, 1995 to June 30, 1996 which was reinvested in securities held-to-maturity and loans receivable which increased by $1.9 and $3.3 million, respectively. The 9.62% increase in loans receivable in the first six months of 1996 is part of management's effort change the asset mix by increasing loans receivable and decreasing the total investment security portfolio.

Stockholders' equity decreased by $69,492 or 1.24% from December 31, 1995 to June 30, 1996. The decrease in stockholders' equity was due to an increase in the unrealized loss on securities available-for-sale of $117,397 from December 31, 1995 to June 30, 1996. This reduction was partially offset by net income for the first six months of $47,905.

CAPITAL ADEQUACY AND LIQUIDITY

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the implementation of Office of Thrift Supervision (OTS) regulations on December 7, 1989, effective date of the new capital standards, the Bank must have: (1) core capital equal to 3% of adjusted total assets; (2) tangible capital equal to 1.5% of adjusted total assets; and (3) total capital equal to 8.0% of risk-weighted assets, which includes off-balance sheet items.

On November 28, 1994, the OTS announced its decision to immediately reverse its August 1993 interim policy requiring institutions to include unrealized gains and losses, net of income taxes, on available-for-sale debt securities in regulatory capital. Because this revised policy applies only to regulatory capital, however, institutions must continue to comply with SFAF No. 115 for financial reporting purposes.

The following table is a reconciliation of the Bank's capital for regulatory purposes at June 30, 1996 as reported to the OTS.

                                              Tangible      Core      Risk-based
                                 Assets       capital      capital      capital
                                 ------       --------     -------    ----------

Total assets                  $112,436,095
Liabilities carried net
 of assets for regulatory
 purposes                           (2,387)
Unrealized loss on securities
 available-for-sale, net           321,807
                              ------------
Adjusted regulatory total
 assets                       $112,755,515
                              ------------
                              ------------

Risk-based assets             $ 38,152,000
                              ------------
                              ------------

Stockholders' equity                         $5,550,885   $5,550,885   $5,550,885
Unrealized loss on securities
     available-for-sale, net                    321,807      321,807      321,807
General valuation allowance                      --           --          388,749
                                             ----------   ----------   ----------

Regulatory capital                            5,872,692    5,872,692    6,261,441
Regulatory capital required                   1,691,333    3,382,665    3,053,760
                                             ----------   ----------   ----------
Excess regulatory capital                    $4,181,359   $2,490,027   $3,207,681
                                             ----------   ----------   ----------
                                             ----------   ----------   ----------
Bank's capital to adjusted
 regulatory assets                                 5.21%        5.21%
                                             ----------   ----------
                                             ----------   ----------
Bank's capital to risk-based assets                                         16.40%
                                                                       ----------
                                                                       ----------

At December 31, 1995 and June 30, 1996, the Bank met the foregoing minimum tangible, core and risk-based capital levels.

As reported in the Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996, the OTS notified the Bank by letter dated April 12, 1996 that the Bank's capital was deemed inadequate. The OTS requested a meeting with the Board of Directors of the Bank to discuss a possible enforcement action. On May 2, 1996, the Board met with the OTS. At the conclusion of such discussions with the OTS, the Board adopted a general strategic plan intended to increase the core capital to meet OTS capital requirements.

As reported in the Current Report on Form 8-K dated June 27, 1996, following further discussion, the Board and the OTS signed a "Supervisory Agreement" effective June 17, 1996 (the "Agreement") which the OTS indicated was a measure primarily intended to insure an increase in the capital position of the Bank. The Agreement requires the Bank to do the following, among other things; (i) complete and submit a revised business and capital plan no later than June 30, 1996, to achieve compliance with (a) increasing core capital to 6% as of December 31, 1996, and (b) increasing core capital to 7% as of June 30,1997;
(ii) create an asset/liability and investment committee of the Board no later than June 30, 1996, to oversee and review pricing activities, investment selection, interest rate risk and compliance by the Bank with Board policies; and (iii) report quarterly to the OTS on the Bank's operating results and explain variances of actual results to budgeted projections. Any or all provisions of the Agreement may be suspended by the OTS Regional Director. The Agreement will continue in effect until terminated, modified or suspended in writing by the OTS.

On May 31, 1996, the Board appointed three outside directors to the Bank's asset/liability and investment committee. The Bank submitted its revised business and capital plan to the OTS on June 17, 1996. As part of the Bank's plan, the Bank filed an application with the OTS on July 1, 1996, requesting authority to form a unitary thrift holding company, which is subject to approval by the Bank's shareholders.

On August 12, 1996, the Bank received written notification from the OTS approving the formation of a unitary thrift holding company.

RESULTS OF OPERATIONS

THREE-MONTH COMPARATIVE ANALYSIS FOR PERIODS ENDED JUNE 30, 1996 AND 1995

Net income increased by $22,179 or 976.62% for the quarter ended June 30, 1996 compared to the quarter ended June 30, 1995. Net interest income before provision for credit losses during the second quarter of 1996 increased by $24,837 or 3.69% as compared to the second quarter of 1995. The increase in net interest income was reduced by a provision for credit losses of $26,037 for the quarter ended June 30, 1996 compared to $0 for the quarter ended June 30, 1995, which produced a net decrease of $1,200 in net interest income after provision for credit losses for the quarter as compared to the prior year. The increase in net interest income for the second quarter of 1996 was due to a reduction in interest expense of $190,934 or 13.82% compared to the second quarter of 1995, which was primarily the result of lower levels of deposits and to a lesser extent due to lower rates paid on existing deposits. The reduction in interest expense was partially offset by the decrease in interest income of $166,097 or 8.08% for the three months ended June 30, 1996 compared to three months ended June 30, 1995, this resulted from lower levels of interest earning assets which were used to fund the decline in the level of deposits. Management's current strategy is increasing loans receivable and to reduce both the level of the Bank's investment in securities as well as rates paid on interest bearing deposits to increase net interest income.

Non-interest income decreased by $18,944 or 9.06% for the quarter ended June 30, 1996 compared to the quarter ended June 30, 1995, this decrease was a result of a non-recurring income item of approximately $16,000 received in the second quarter of 1995. Non-interest expense decreased by $42,323 or 4.81% for the three months ended June 30, 1996 compared to the three months ended June 30, 1995. The decrease in non-interest expense was primarily due to a decrease in professional fees of approximately $44,000.


SIX-MONTH COMPARATIVE ANALYSIS FOR PERIODS ENDED JUNE 30, 1996 AND 1995

Net interest income after provision for credit losses decreased by $39,250 for the six months ended June 30, 1996 compared to the six months ended June 30, 1995. Total interest income decreased by $315,711 or 7.69% for the six months ended June 30, 1996 compared to the same period in 1995. The Bank reduced the level of interest bearing assets and interest bearing liabilities which reduced total interest income. The Bank is restructuring its assets mix while reducing total assets to enhance future yield and decrease interest rate risk. Net interest expense decreased by $240,719 or 8.89% for the six months ended June 30, 1996 compared to the prior year, because of the reduction by of the level of interest bearing liabilities. Provisions for credit losses credited were reduced by a net of $36,742 compared to $0 for the periods ended June 30, 1996 and June 30, 1995, respectively.

Non-interest income decreased by $32,103 or 7.63% for the six months ended June 30, 1996 compared to the six months ended June 30, 1995, primarily because of the non-recurring income item of approximately $16,000 received in the second
quarter of 1995, and a decrease in loan servicing fee income.   Non-interest
expense decreased by $51,678 or 2.95% for the six months ended June 30, 1996 compared to the same period in 1995. The reduction in non-interest expense was primarily due to a reduction in professional fees expense of approximately $74,000.

                           PART II - OTHER INFORMATION

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Bank held an annual meeting of stockholders on April 26, 1996. The following table sets forth certain information relating to each of the matters voted upon at the meeting.

                                                        Votes
                                        -------------------------------------
                                                                    Withheld/
          Matters Voted Upon              For          Against       Abstain
                                         -----         -------      ---------

1. Election of Directors:
     Harry Eastham                      445,155.7         --          9,190
     Dr. Everett Frost                  495,651.7         --          9,319
     Robert Chad Lydick                 495,443.7         --          9,527

2. Ratification of the appointment of
Robinson Burdette Martin & Cowan,
L.L.P. as independent auditors for
fiscal 1996.                            484,181.7        3,121          793



ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

     (a)  Exhibits

          10.7  Office of Thrift Supervision supervisory agreement

     (b) Reports on Form 8-K. The following reports on Form 8-K have been filed.

          (1) Form 8-K dated June 27, 1996 reporting under Item 5, a supervisory agreement effective June 17, 1996 between the Board of Directors of the Bank and the OTS.

          (2) Form 8-K dated July 3, 1996 reporting under Item 5, an application dated July 1, 1996 from the Bank to the OTS for formation of a holding company.


NOTE TO ANY SECURITY HOLDER REQUESTING A COPY OF ANY EXHIBIT: The registrant will furnish any exhibit upon the payment of registrant's reasonable expenses in furnishing such exhibit, currently 50 cents per page for photocopying, plus postage.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   FIRST SAVINGS BANK, F.S.B.


Date:  August 13, 1996             /s/  Ken Huey, Jr.
                                   -------------------------------------
                                   Ken Huey, Jr., President, Chief
                                   Executive Officer and Director
                                   (DULY AUTHORIZED REPRESENTATIVE)



Date:  August 13, 1996             /s/  Roddy Pearce
                                   -------------------------------------
                                   Roddy Pearce, Vice President
                                   Controller and Chief Operating Officer
                                   (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)
                                   (DULY AUTHORIZED REPRESENTATIVE)

                                     EXHIBIT 10.7


                                SUPERVISORY AGREEMENT

    This Supervisory Agreement ("Agreement") is made and is effective this 17th day of June, 1996 (the "Effective Date"), by and between First Savings Bank, F.S.B. (the "Association"), a federally chartered stock association, having its main office located in Clovis, New Mexico, and the Office of Thrift Supervision ("0TS"), an office within the United States Department of the Treasury, having its principal executive offices located at 1700 G Street, N.W., Washington, D.C., acting through its Midwest Regional Director or his/her designee ("Regional Director").

    WHEREAS,  the OTS is the primary federal regulator of the Association; and

    WHEREAS, based on the Report of Examination for the OTS examination of the Association commenced on February 5, 1996 ("ROE"), the OTS is of the opinion that the Association has engaged in acts and practices that are considered to be unsafe and unsound; and


    WHEREAS, the OTS is of the opinion that grounds exist for the initiation of administrative proceedings against the Association; and


    WHEREAS, the OTS is of the view that it is appropriate to take measures intended to ensure that the Association will engage in safe and sound practices; and

    WHEREAS, the Association, acting through its Board of Directors (the "Board") without admitting or denying any unsafe and unsound practices, wishes to cooperate with the OTS and to evidence the intent to engage in safe and sound practices.


    NOW THEREFORE, in consideration of the above premises, the mutual undertakings set forth herein, the parties hereto agree as follows:


                                CORRECTIVE PROVISIONS

1.  BUSINESS PLAN AND CAPITAL

    No later than June 30, 1996, the Association shall submit to the Regional Director a business plan (the "Plan") , satisfactory to the Regional Director, to achieve compliance with the requirements of this Paragraph. The Association shall thereafter comply with such Plan and shall comply without deviation with the requirements set


FIRST SAVINGS BANK - OTS # 02891                                     Page 1
    forth in this Paragraph 1 except as otherwise approved in writing by the Regional Director. The Plan shall not be amended without the written approval of the Regional Director. In any case in which it becomes apparent that the Association shall be unable to comply with its Plan due to factors beyond the control of the Association and its officers and directors, the Regional Director shall, in good faith, give consideration to a proposed amendment to the Plan, if requested in writing by the Association, in order to allow for variations that would adapt to such factors. The requirements include progressively targeted levels of core capital calculated pursuant to 12 C.F.R. Part 567. Such requirements are as follows:

    A.   CAPITAL REQUIREMENTS

         (i) On the Effective Date, and thereafter, the Association shall, at a minimum, maintain all capital requirements of 12 C.F.R. Part 567, and any successor provisions as are now in existence or as hereafter amended.

         (ii) In addition to complying with those capital requirements set forth in subparagraph (i) hereof, but subject to subparagraph (iv) hereof, the Association shall, by December 31, 1996, obtain, and thereafter shall maintain, such additional care capital as shall be necessary to reach total core capital of no less than six percent (6%) of the Association's adjusted total assets.

         (iii) In addition to complying with those capital requirements set forth in subparagraphs (i) and (ii) hereof, but subject to subparagraph (iv) hereof, the Association shall, by June 30, 1997, obtain, and thereafter shall maintain, such additional core capital as shall be necessary to reach total core capital of no less than seven percent (7%) of the Association's adjusted total assets.

         (iv) The Association shall not be deemed to be in violation of either subparagraph (ii) or subparagraph (iii) hereof for failing to satisfy the core capital requirements set forth therein at a given point in time, PROVIDED, however, that within thirty days of such date of such failure to satisfy such core capital requirement, the Association does satisfy all requirements of Subparagraphs (ii) and (iii) that are otherwise applicable Nothing herein shall be deemed to authorize any failure to satisfy the requirements of Subparagraph
(i) hereof, including, but not limited to, the core capital requirements.

    B.   ADDITIONAL BUSINESS PLAN REQUIREMENTS.

         (i)     The Plan shall, at a minimum:

              (a) describe the manner in which the Association will increase its capital to achieve compliance with its capital requirements;


FIRST SAVINGS BANK - OTS # 02891                                     PAGE 2

              (b) specify the types and levels of activities in which the Association will engage;

              (c) include a specific and realistic strategy to reduce interest-rate-risk exposure, ensure compliance with the established exposure limits, and improve earnings by addressing increasing net interest income and core income and how operating expenses shall be controlled;

              (d) contain the certifications required by 12 C.F.R. Section 567.10(a)(3);

              (e) be consistent with all supervisor guidance including, but not limited to, Office of Thrift Supervision Thrift Bulletin No. 36a of March 8, 1990, and any successor guidelines;

              (f) contain all other required information specified by the Regional Director; and

              (g)  address the requirements contained in this Agreement.

         (ii) If the capital requirements contained in Part 567 of the OTS regulations (12 C.F.R. Part 567) should be revised upward, the Association shall submit a revised capital plan that demonstrates how the Association will comply with such revised capital requirements.

2.  ASSET/LIABILITY AND INVESTMENT COMMITTEE

    By no later than June 30, 1996, the Board of Directors of the Association (the "Board") shall establish an effective asset/liability and investment committee, which shall be charged with regular oversight of pricing activities, investment selections, implications of interest rate risk, and compliance by the Association with policies set by the Board.

3.  QUARTERLY COMPLIANCE REPORTS

    Within 45 days of the end of each calendar quarter, the Association shall submit to the Regional Director a written report, providing a review of actual operating results versus budgeted projections, as contained in the plan, and include reasons for material variances. Additionally, the written report shall include a detailed analysis of the Association's exposure to interest-rate risk as of the end of such quarter and the reasons for material variances, if any, during such quarter from the interest rate risk strategy contained in the Plan.

4.  APPOINTMENT OF DIRECTORS OR HIRING OF SENIOR EXECUTIVE OFFICERS

    Pursuant to Section 32 of the Federal Deposit Insurance Act, 12
U.S.C. Section 1831i, and any regulations promulgated thereunder, the Board shall notify the Regional Director or the proposed addition, or


FIRST SAVINGS BANK - OTS # 02891                                          Page 3
employment, of any director or senior executive officer or a lateral change or a change in responsibilities of a senior executive officer, before such addition, employment or change becomes effective. The Association and the Board may not add or change the responsibilities of, or employ any director or senior executive officer if the Regional Director issues a notice of disapproval before the end of 30 days from the date on which the notice was deemed complete by the Regional Director.

                                    MISCELLANEOUS


5.  DIRECTOR RESPONSIBILITY

    Notwithstanding the requirements of this Agreement that the Board submit various matters to the Regional Director for the purpose of receiving his approval, non-objection or notice of acceptability, such regulatory oversight does not derogate or supplant each individual member's continuing fiduciary duty. The Board shall have the ultimate responsibility for overseeing the safe and sound operation of the Association at all times, including compliance with the determinations of the Regional Director as required by this Agreement.

6.  COMPLIANCE WITH AGREEMENT

    A. The Board and officers of the Association shall take immediate action to cause the Association to comply with the terms of this Agreement and shall take all actions necessary or appropriate thereafter to cause the Association to continue to carry out the provisions of this Agreement.

    B. The Board, on a monthly basis, shall adopt a board resolution (the "Compliance Resolution") formally resolving that, following a diligent inquiry of relevant information (including reports of management), to the best of its knowledge and belief, during the immediately preceding calendar month, the Association has complied with each provision of this Agreement currently in effect, except as otherwise stated. The Compliance Resolution shall: (i) specify in detail how, if at all, full compliance was found not to exist, and
(ii) identify all notices of exemption or non-objection issued by the Regional Director that were outstanding as of the date of its adoption.

    C. The minutes of the meeting of the Board shall set forth the following information with respect to the adoption of each Compliance Resolution: (i) the identity of each director voting in favor of its adoption; and (ii) the identity of each director voting in opposition to its adoption or abstaining from voting thereon, setting forth each such director's reasoning for opposing or abstaining.

    D. No later than the 45th calendar day following the end of a calendar quarter, beginning with the end of the first calendar


FIRST SAVINGS BANK - OTS # 02891                                          Page 4
quarter following the Effective Date, the Association shall provide to the Regional Director a certified true copy of the Compliance Resolutions adopted at the Board meeting of each month in such calendar quarter. The Board, by virtue of the Association's submission of a certified true copy of each such Compliance Resolution to the Regional Director, shall be deemed to have certified to the accuracy of the statements set forth in each Compliance Resolution, except as provided below. In the event that one or more director of the Board do not agree with the representations set forth in a Compliance Resolution, such disagreement shall be noted in the minutes of the Association.

7.  DEFINITIONS

    All technical words or terms used in this Agreement for which meanings are not specified or otherwise provided by the provisions of this Agreement shall, insofar as applicable, have meanings as defined in Chapter V of Title 12 of the CODE OF FEDERAL REGULATIONS, Home Owners' Loan Act ("HOLA"), Federal Deposit Insurance Act ("FDIA") or OTS Memoranda. Any such technical words or terms used in this Directive and undefined in said CODE OF FEDERAL REGULATIONS, HOLA, FDIA, or OTS Memoranda shall have meanings that are in accordance with the best custom and usage in the savings and loan industry.

8.  SUCCESSOR STATUTES, REGULATIONS, GUIDANCE, AMENDMENTS

    Reference in this Agreement to provisions of statutes, regulations, and OTS Memoranda shall be deemed to include references to all amendments to such provisions as have been made as of the Effective Date and references to successor provisions as they become applicable.

9.  DURATION, TERMINATION OR SUSPENSION OF AGREEMENT

    A. This Agreement shall: (i) become effective upon its execution by the OTS, through its authorized representative whose signature appears below and
(ii) remain in effect until terminated, modified or suspended in writing by the OTS, acting through its Director or the Regional Director (including any authorized designee thereof).

    B. The Regional Director, in his or her sole discretion, may, by written notice, suspend any or all provisions of this Agreement.

10. TIME LIMITS

    Time limitations for compliance with the terms of this Agreement run from the Effective Date, unless otherwise noted.

11. EFFECT OF HEADINGS

    The Section headings herein are for convenience only and shall not affect the construction hereof.


FIRST SAVINGS BANK - OTS # 02891                                          Page 5

12. SEPARABILITY CLAUSE

    In case any provision in this Agreement is ruled to be invalid, illegal or unenforceable by the decision of any Court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby, unless the Regional Director in his/her sole discretion determines otherwise.

13. NO VIOLATIONS OF LAW, RULE, REGULATION OR POLICY STATEMENT AUTHORIZED; OTS NOT RESTRICTED

    Nothing in this Agreement shall be construed as: (i) allowing the Association to violate any law, rule, regulation, or policy statement to which it is subject or (ii) restricting the OTS from taking such action(s) that are appropriate in fulfilling the responsibilities placed upon it by law, including, without limitation, any type of supervisory, enforcement or resolution action that the OTS determines to be appropriate.

14. SUCCESSORS IN INTEREST/BENEFIT

    The terms and provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their successors in interest. Nothing in this Agreement, express or implied, shall give to any person or entity, other than the parties hereto, and the Federal Deposit Insurance Corporation and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Agreement.

15. SIGNATURE OF DIRECTORS

    Each director of the Board signing the Agreement attests, by such act, that she or he, as the case may be, voted in favor of the resolution, in the form attached to this Agreement, authorizing the execution of this Agreement by the Association.

16. INTEGRATION CLAUSE

    A. This Agreement represents the final written agreement of the parties with respect to the subject matter hereof and constitutes the sole agreement of the parties, as of the Effective Date, with respect to such subject matter.

    B. Nothing herein shall be construed as affecting the status of the Prompt Corrective Action Directive ("PCA Directive") issued by the OTS against the Association of July 28, 1993, and amended on August 2, 1994, PROVIDED, however that in the case of any conflict between the language of this Agreement and the PCA Directive, as so amended, the language of this Agreement shall prevail.

17. ENFORCEABILITY OF AGREEMENT


FIRST SAVINGS BANK - OTS # 02891                                          Page 6

    The Association represents and warrants that this Agreement has been duly authorized, executed, and delivered, and constitutes, in accordance with its terms, a valid and binding obligation of the Association. The Association acknowledges that this Agreement is a "written agreement" entered into with the OTS within the meaning of Section 8 of the FDIA, 12 U.S.C. Section 1818.

    IN WITNESS WHEREOF, the OTS, acting by and through the Regional Director and the Association, in accordance with a duly adopted resolution of its Board (copy attached hereto), hereby execute this Agreement as of the Effective Date.


OFFICE OF THRIFT SUPERVISION                THE ASSOCIATION


By: /s/ David E Bradley                     By: /s/ Ken Huey, Jr.
   --------------------------------            --------------------------------
Name:  David E. Bradley                     Name:  Ken Huey, Jr.
Title:  Regional Deputy Director            Title:  Chief Executive Officer


                             DIRECTORS OF THE ASSOCIATION
/s/ Robert "Chad" Lydick                    /s/ Harry Eastham
------------------------------              ------------------------------
Robert "Chad" Lydick                        Harry Eastham
Director                                    Director

/s/ Carl Deaton                             /s/ Ken Huey, Jr.
------------------------------              ------------------------------
Carl Deaton                                 Ken Huey, Jr.
Director                                    Director

/s/ Charles Guthals                         /s/ Everett L. Frost
------------------------------              ------------------------------
Charles Guthals                             Everett L. Frost
Director                                    Director

/s/ Thomas W. Martin, III
------------------------------
Thomas W. Martin, III
Director


FIRST SAVINGS BANK - OTS # 02891                                          Page 7

                                  CERTIFIED COPY OF
                           RESOLUTION OF BOARD OF DIRECTORS

    I, the undersigned, being the duly appointed and qualified Secretary of First Savings Bank, F.S.B., Clovis, New Mexico (the "Association"), hereby certify as follows:

    1. A duly called meeting of the Board of Directors of the Association was held on May 31, 1996;

    2.   At said meeting a quorum was present and voting throughout;

    3. The following is a true copy of resolutions duly adopted by the Association's Board of Directors, which resolutions have not been rescinded or modified and are now in full force and effect:

    WHEREAS, the Board of Directors of the Association wishes to cooperate with the OTS and to demonstrate that said Board and the Association have the intent to: (1) comply with all applicable laws and regulations and (2) engage in safe and sound practices; and

    WHEREAS the Directors of the Association have read and considered the proposed Supervisory Agreement ("Agreement") which shall be attached to the minutes of this meeting; and

    WHEREAS after due consideration, the Directors of the Association have determined to cause the Association to enter into the proposed Agreement which is in the best interest of the Association;

    NOW THEREFORE, BE IT RESOLVED, that the Association be and it hereby is authorized to enter into the Agreement in the form attached to the minutes of the meeting,

    FURTHER RESOLVED, that the execution and delivery of, and performance of all of the provisions of the Agreement be, and they hereby are, authorized and approved,

    FURTHER RESOLVED, that the Directors and Officers of the Association be, and they hereby are, authorized and directed to execute and deliver the Agreement and to take all steps necessary or appropriate to implement the terms of the Agreement and to cause the Association to comply in all respects with the terms of the Agreement.


FIRST SAVINGS BANK - OTS # 02891                                          Page 8

    4.   All members of the Board of Directors were present and voted at the
         meeting (except                     ) and all members of the Board of
         Directors (except              ) voted in favor of the resolution;

    IN WITNESS WHEREOF, I have hereto subscribed my name and affixed the seal of the Association of this 31st day of May, 1996.


                                            /s/ Kathy Allenberg
                                            ---------------------------------
                                            Name:  Kathy Allenberg
                                            Title:  Secretary

(SEAL)


FIRST SAVINGS BANK - OTS # 02891                                          Page 9